May 24, 2010

David A. Levin, President
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

   RE: **Casual Male Retail Group, Inc.**
        Annual Report on Form 10-K FYE January 30, 2010
        Filed March 19, 2010
        File No. 1-34219

Dear Mr. Levin:

      We have reviewed your filing and have the following comment which should be complied with in your next periodic report. If you disagree, we will consider your explanation as to why our comment is inapplicable.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits to Form 10-K

1. We note that exhibits 10.9, 10.14 and 10.15 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. Please file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

Closing Comments

      As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (781) 828-3221